Exhibit 99.1

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N E W S R E L E A S E

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Siyata Mobile Receives Purchase Order for Multinational Defense Contractor

Vancouver, BC – August 24, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular booster systems, today announces that it has received a $530,000 purchase order for a multinational defense contractor to supply its mobile Push-To-Talk (PTT) rugged handsets as well as its UV350 commercial vehicle devices. This contractor will now be offering Siyata devices to its customers as part of their overall PTT offering.

“We look forward to fulfilling this order for the defense contractor following extensive trials of our mobile PTT handsets and UV350 commercial vehicle devices. Moreover, we expect there will be additional orders from this contractor going forward, as our devices are offered as part of their overall solution for their customers. A core focus for Siyata is to be a leading PTT vendor and this purchase order further helps position us to achieve our goal,” said Marc Seelenfreund, CEO of Siyata.

Siyata’s rugged PTT handsets are designed for the toughest working conditions, offer IP68 protection against drops, dust, and debris, offer up to two days of battery life, have a dedicated PTT side button and PTT over Cellular app compatibility, use the Android operating system, and can replace traditional two-way radios.

The Uniden® UV350 is the first 4G/LTE all-in-one in vehicle fleet communication device that delivers crystal clear cellular voice calls, PoC (Push-To-Talk over Cellular), mobile applications, and is hardwired to the vehicle’s battery ensures the device is always powered. This device was designed specifically for commercial vehicles to ensure safer communication for professional drivers.

About Siyata

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

416-728-5630

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements.. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.